

DIVISION OF
CORPORATION FINANCE

March 21, 2014

By E-Mail
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Sensient Technologies Corporation**
   Definitive Additional Soliciting Materials
   Filed By FrontFour Capital Group LLC et. al.
   Filed March 19, 2014
   File No. 001-07626

Dear Mr. Berenblat:

We have reviewed your filing and have the following comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   • that the company has failed to earn its cost of capital in 6 out of the last 10 years.

   • that based on your analysis, you believe that the company can buy back $350 million of common stock without impacting its credit rating.

2. We note your disclosure that one key criterion to serve on the board should be "direct investment in Sensient that secures close alignment with the interests of all shareholders." We also note in your proxy statement that some of your nominees do not own any shares in the company. Please make sure to include the latter information when stating the former to provide the proper context for your assertions.

   Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

   Sincerely,

   /s/ Daniel F. Duchovny
   Daniel F. Duchovny
   Special Counsel
   Office of Mergers and Acquisitions